United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of July 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. Inter announces Alexandre Riccio as CEO Brazil INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces to its shareholders and the market in general the appointment of Alexandre Riccio as CEO of its Brazil operations. Mr. Riccio has been with Inter for more than 10 years and has served in numerous roles, enabling Inter to build a Financial Super Apps with over 32 million customers. João Vitor Menin, Inter's Global CEO, said "Alexandre has been a great partner on this amazing journey and we are very proud of his achievements at Inter. I am confident that Inter Brazil will continue to perform well under his leadership as he continues to focus on driving our growth, profitability, customer engagement and revenue diversification. We have a massive opportunity ahead of us in Brazil and I thank Alexandre for accepting this new challenge.” Mr. Riccio has extensive knowledge of the Brazilian financial market and significant experience in leadership, business planning, operations, and process improvement. He has served in a variety of roles at Inter for over 10 years, most recently as Senior Vice President of Retail Banking. He also served as an Executive Director at Febraban for almost 3 years. Prior to Inter, he was a management consultant at The Boston Consulting Group, and spent 5 years leading an operation for Gerdau in the US. He holds an MBA from Kellogg Business School and a civil engineering degree from UFMG. "I am very proud to take on the responsibility of leading our day-to-day Brazilian operations and thank João for his continued support, trust and vision that is enabling us to deliver our long-term strategy centered around the unique digital model we created with our Financial Super App. I have always been passionate about the development of our integrated digital platform to enhance the transactional life of our customers, and look forward to continue doing so in this new role”, states Riccio. Belo Horizonte, July 10, 2024. RAFAELA DE OLIVEIRA VITÓRIA Investor Relations Officer

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: July 10, 2024